Exhibit 99.1

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Natuzzi S.p.A. (the “Company”), does hereby certify, to such officer’s knowledge, that:

     The Annual Report on Form 20-F for the fiscal year ended December 31, 2003 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2004

/s/ Pasquale Natuzzi
Name:	Pasquale Natuzzi
Title:	Chief Executive Officer

Dated: June 30, 2004

/s/ Giuseppe Desantis
Name:	Giuseppe Desantis
Title:	General Manager (principal financial officer)

A signed original of this written statement required by Section 906 has been provided to Natuzzi S.p.A. and will be retained by Natuzzi S.p.A. and furnished to the Securities and Exchange Commission or its staff upon request.